

January 25, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of SKY HARBOUR GROUP CORPORATION, under the Exchange Act of 1934:

- Class A Common Stock, par value $0.0001 per share

- Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Sincerely,